

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

Via E-mail
William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
700 Milam Street, Suite 1100
Midland, Texas 77002

> **Re:** **Ring Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2014**
> **File No. 333-197359**

Dear Mr. Broaddrick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you filed a Prospectus Supplement pursuant to Rule 424(b)(3) on July 15, 2014. That Supplement was for an offering that was declared effective on February 6, 2014 (the Prior Offering). However, you have attached to the Supplement the prospectus contained in the Form S-1 filed on July 11, 2014 (the Current Offering), which is a different offering. Explain to us why believe that was appropriate to do so and why that does not constitute an offer for the shares in the Current Offering. In this regard, we note that any prospectus for the Current Offering prior to effectiveness would have to be filed pursuant to Rule 424(a). As part of your response, tell us whether you have sold any securities with the Supplement.

2.   While you did not check the box on the Registration Statement Cover Page indicating that you are a smaller reporting company (SRC), you indicate on page 52 that you are an SRC and have provided the level of disclosure provided by an SRC. Please revise your registration statement to provide the disclosure required of non-smaller reporting companies. For example, provide consolidated statements of income and cash flows for each of the three fiscal years preceding the date of your most recent audited balance sheet, as well as compensation data for your principal executive officer, your principal financial officer, and your three most highly compensated executive officers other than the principal executive officer and principal financial officer. See Item 10(f) of Regulation S-K. In this regard, we note that aggregate market value of the common voting stock held by non-affiliates as of June 30, 2014 (the end of your second quarter) was $110 million exceeding the limit of $75 million threshold for an SRC set forth in Rule 405 of Regulation C.

Selling Stockholders, page 24

3.   Please disclose whether any selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. Please be advised that all selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers and who did not receive their securities as compensation for investment banking or similar services must be identified as underwriters. Your statement on page 27 that "the SEC may deem a Selling Stockholder and any broker-dealers or agents who participate in the distribution of Common Stock to be 'underwriters'" is insufficient in that regard.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mark L. Jones
        Burleson LLP